LIFE PAID-UP RIDER
(OVERLOAN PROTECTION)

This rider is part of Your policy. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The effective date of this rider is the Policy Date. There is a charge for this rider benefit. Please refer to Your current Data Pages.

RIDER BENEFIT

This rider will prevent Your policy from terminating on any Monthly Date when You have Loan Indebtedness which equals or exceeds the minimum loan indebtedness percent in effect at that time. The minimum loan indebtedness percent is guaranteed not to be lower than the Guaranteed Minimum Loan Indebtedness
Percent shown on Your current Data Pages. Your policy will automatically become paid-up life insurance. We will send You new Data Pages which reflect the change.

RIDER COST

When this rider is exercised there is a one time charge which is shown on Your Data Pages. Your new Face
Amount will be Your Policy Value remaining after the rider charge, multiplied by the Death Benefit Factor shown on Your Data Pages.

CONDITIONS

This rider benefit is subject to the following conditions:
1.	the Insured’s Attained Age is 75 or older;
2.	the policy has been in force for at least the Minimum Policy Duration shown on Your Data Pages;
and
3.	partial surrenders must equal or exceed total premiums paid.

EFFECT ON YOUR POLICY

After this rider is exercised:
1.	all values in the Divisions will be transferred to the Fixed Account and will earn interest;
2.	if Death Benefit Option 2 or 3 is in effect, Your Death Benefit Option will change to option 1 and You may no longer change the Death Benefit Option;
3.	Your Loan Indebtedness remains and interest will continue to be charged and credited;
4.	loan repayments will be allowed;
5.	Monthly Policy Charges will no longer be deducted;
6.	You may not make any premium payments;
7.	You may not make any adjustments to the policy;
8.	You may not take policy loans or partial surrenders;
9.	the new death benefit as of the date of the Insured’s death will be the greater of (a) or (b) where:
(a) is the new Face Amount; or
(b) is the greater of (Policy Value or Loan Indebtedness) multiplied by the applicable percentage shown in the Table Of Applicable Percentages For Death Benefit Options on the current Data
Pages; and
10. death proceeds will be reduced by any Loan Indebtedness.

TERMINATION

This rider terminates on the first of:
1.	the termination or maturity of Your policy;
2.	the date You take out a policy loan which immediately causes Loan Indebtedness to exceed the
Minimum Loan Indebtedness Percent in effect at that time; or
3.	Our receipt of Your Notice to cancel this rider. The cancellation will be effective on the Monthly Date on or next following the date We receive Your Notice. We may require that You send Your policy to
Our Home Office to record the cancellation.

REINSTATEMENT

If this rider terminates, it may not be reinstated.